Exhibit 4.2

(Unofficial English Translation)

SpringSoft’s First Round of 2008 Employee Stock Option Plan

(effective as of August 14, 2008)

Article 1: Purpose

In order to promote the interests of the Company and its shareholders by attracting and retaining the talents/professionals of the Company, encouraging the employees and enhancing the loyalty of employees, the Company is desirous of establishing this 2008 First Round Employee Stock Option Plans in accordance with Article 28-3 of the Securities and Exchanges Act and the Regulations Governing the Offering and Issuance of Securities by Securities Issuers promulgated by the Financial Supervisory Commission of the Executive Yuan (“Plan”).

Article 2: Term

The Company may grant the employee stock options (“Options”) in one or more tranches within one year after receipt of the letter from the competent authority approving the Plan. The actual dates of grant will be determined by the chairman of the board of directors.

Article 3: Option Holder

1.	Each Option Holder (“Holder”) shall be a regular full-time employee of the Company, or a subsidiary of the Company.

2.	Whether an employee is entitled to receive Options, and the number of Options to be received should be subject to the review of the chairman of the board of directors and the approval of the board of directors based on years of employment, job grade, performance, contribution, special achievement and other material factors.

3.	No employee will be granted with the Options exceeding 10% of the maximum number of the Options to be granted under the Plan, and an employee will not be granted with the Options in a fiscal year exceeding 1% of the total issued shares of the Company at the end of the fiscal year.

4.	In the event that a Holder breaches the employment contract, the work rules or the policies of the Company, the Company may revoke all or part of unexercised Options of such employee depending on the severity of the violation.

Article 4: Maximum Number of Options to be Granted

The maximum number of Options authorized to be granted with respect to the Plan is fifteen million units. Each unit may be converted into one common share. The number of common shares to be issued by the Company for the exercise of the Options is fifteen million.

Article 5: Terms and Conditions

1.	Exercise Price: The exercise price of the Options is the closing price of the common shares of the Company as of the issuance date of the Options. If the closing price is lower than the par value of the common shares, the exercise price will be the par value.

(Unofficial English Translation)

2.	Vesting Schedule:

(i)	The term of each of the Options is six years and the Options may not be assigned, pledged, given as a gift, or disposed of in any other manner. The Holders are deemed to have waived their rights if they do not exercise the Options within the given period and shall not be entitled to claim any right to exercise the Options at a later stage.

(ii)	The Holders may exercise 50% of the vested Options two years after the grant date.

(iii)	At the expiration of two years of the grant date, the Holders are entitled to exercise 2.08333% of the vested Options per month thereafter .

3.	Type of Converted Shares: common shares of the Company.

4.	In the event that a Holder’s employment with the Company is terminated for any reason or an inheritance event occurs, the Holders should exercise their vested Options in accordance with the following provisions:

(i)	Voluntary Termination

a.	For the exercisable Options, the Holders may exercise such Options within one month after the termination date; provided, however, that the exercise date may be extended if the one-month period falls in the unexercised period set forth in this Plan. The Holders are deemed to have waived their rights if they fail to exercise the Options within one month from the termination date.

b.	For the unexercisable Options, the Holders are deemed to waive any and all rights to such options upon the termination date.

(ii)	Retirement or Involuntary Termination

a.	For the exercisable Options, the Holders may exercise such Options within three months after the retirement/termination date; provided, however, that the exercise date may be extended if the three-month period falls in the unexercised period set forth in this Plan. The Holders are deemed to have waived their rights if they fail to exercise the Options within three months from the termination date.

b.	For the unexercisable Options, the Holders are deemed to waive any and all rights to such options upon the retirement/termination date.

(iii)	Death or Disability Caused by Work Injury

a.	For the exercisable Options, the Holders may exercise such Options within one year after the death or termination date; provided, however, that the exercise date may be extended if the one-year period falls in the unexercised period set forth in this Plan. The Holders are deemed to have waived their rights if they fail to exercise the Options within one year from the termination date.

b.	For the unexercisable Options, the Holders are deemed to waive any and all rights to such options upon the death or termination date.

(iv)	Temporarily on Leave Without Pay

a.	If a Holder is approved by the Company to be temporarily on leave without pay, he/she may exercise his/her rights for the exercisable Options in accordance with this Plan.

b.	For the unexercisable Options, the Holders may not exercise their rights during the period of the temporary leave without pay and should resume after their reinstatements; provided, however, that the Holders will be deemed to have waived their rights if their reinstatements are beyond the term of the Options.

(v)	In case of employees who are terminated for other reasons, the Company authorizes the chairman of the board of directors to determine whether an Option is exercisable and the exercisable period of an Option on a case-by-case basis.

(Unofficial English Translation)

5.	If the Holders are unwilling to exercise the Options, they may execute a consent letter to waive their rights to the Options.

6.	For the Options waived by the Holders, the Company will cancel such Options.

Article 6: Method of Performance

The Company will issue the new shares to the Holders upon exercise of the Options.

Article 7: Adjustments of the Exercise Price

1.	The exercise price of each Option shall be subject to adjustment in accordance with the following formula upon the occurrence of events relating to changes in the common shares of the Company (e.g. issuance of new common shares in connection with cash injection, capitalization of retained earnings and/or capital reserves and/or employee bonus, merger, stock split, or the issuance of depositary receipts with primary common shares as the underlying securities)(a decimal will be rounded, if any):

NEP = OEP x [N + (n x PNI)/OEP] / [N + n]

Where: NEP = the exercise price after such adjustment

OEP = the exercise price before such adjustment

N = the number of total issued and outstanding shares

n = the number of new common Shares

PNI = offering price of new shares

(i)	The number of total issued and outstanding shares is the number of outstanding common shares (including the number of treasury shares which have not been transferred or cancelled, but exclusive of the number of shares arising from payment of certificate for the Options and the convertible bonds).

(ii)	PNI shall be zero in the event that new shares are issued without receiving any consideration, or in connection with stock split.

(iii)

In the event that the Company mergers with other corporation(s), PNI will be the average closing price within the period between the 30th business day and the 45th business day prior to the closing date of the merger.

(iv)	If the exercise price after adjustment exceeds the exercise price before adjustment, no adjustment shall be made.

(v)	Upon the occurrence of the Company’s capitalization of retained earnings and capital reserves, the exercise price will only be adjusted in accordance with the said formula. No additional Options will be issued and the number of Options will not be adjusted.

2.	The exercise price of each Option and the ratio of the exercised Options shall be subject to adjustment in accordance with the following formula at the closing date of the capital reduction upon the occurrence of events relating to reduction in the common shares of the Company for reasons other than the capital reduction owing to the cancellation of the treasury shares (a decimal will be rounded, if any):

NEP = OEP x (the number of total issued and outstanding shares prior to the capital reduction / the number of total issued and outstanding shares after the capital reduction)

Ratio of the exercised Options after adjustment = the exercisable price prior to adjustment x ratio of the exercised Options prior to adjustment / the exercised price after adjustment

(Unofficial English Translation)

3.	In the event that there is change to the number of common shares of the Company, the exercise price should be adjusted in accordance with Articles 7.1 and 7.2 hereof.

4.	If the exercise price is lower than the par value of the common shares, the exercise price will be the par value.

Article 8: Execution of Contract and Confidentiality

1.	After the confirmation of (i) maximum number of the options to be granted, (ii) the exercise price of the Options, (iii) the principle of distribution of the Options, and (iv) the list of the Holders, the Company will notify the Holders to sign a consent letter to confirm receipt of the Options (the “Consent Letter”).

2.	Upon execution of the Consent Letter, the Holders will be granted with the Options. If the Holders fail to sign the Consent Letter, they will be deemed to waive their rights for the Options.

3.	Upon the execution of the Consent Letter, the Holders have to sign the confidentiality agreement with the Company and are prohibited from disclosing the Plan and their benefits to others.

4.	Any person who obtains the Options and the derivative interest of the Options should comply with the Plan and the Consent Letter. If there is any violation, he/she will be subject to the penalties set forth in the employee confidentiality agreement.

Article 9: Procedures for Exercising Options

1.	Except during a period in which the exercise of the Options is not permitted by contractual arrangement or relevant laws and regulations, the Holders may exercise their Options in accordance with the Plan. While exercising the Options, the Holders should submit a written notice to the Company and the Company will file an application with the stock agent. The exercise of the Options will take effective upon the Company’s submission of application to the stock agent and the Holders have no right to revoke the exercise of the Options thereafter.

2.	The stock agent of the Company shall inform the Holders of the payment needed for exercising the Options to a designated bank upon the receipt of the notice from the Holders to exercise the Options. Once the purchase price is paid, the Holders may not withdraw his/her exercise of the Options.

3.	The stock agent of the Company will register the Holder and his/her shares in the shareholders roster upon confirmation of the payment and deliver the common shares into the Holder’s account at the Taiwan Depository & Clearing Corporation (“TDCC”) within five business days. If the Holder does not have an account at the TDCC, the Company will deliver the shares to the Holder through account transfer after the Holder opens an account at the TDCC.

4.	The common shares given to the Holders will be traded on the Taiwan Stock Exchange on the date of delivery.

5.	A period in which the exercise of the Options is not permitted by contractual arrangement in the first paragraph means:

(i)	between the commencing date of the statutory period in which the transfer of ownership is suspended before the annual shareholders’ meeting and the stock

(Unofficial English Translation)

dividend distribution date or the stock interest distribution date, whichever is later. If the Company does not distribute the stock dividend or stock interest, the date of the shareholders’ meeting should replace the stock dividend distribution date or the stock interest distribution date.

(ii)	between the date of the board meeting determining the merger date and the actual merger date; or between the date of the board meeting determining the split-off date to the actual split-off date; or between the date of the board meeting determining the issuance date of the new shares and the actual issuance date of the new shares.

(iii)	other statutory period in which the transfer of ownership is suspended.

Article 10: Capital Change Registration

In the event that the capital of the Company changes due to the exercise of the Options in any quarter of the year, the Company shall file an application to the competent authority for capital change registration at least once in each quarter.

Article 11: Restrictions after the exercise of Options

The common shares issued by the Company after the exercise of the Options will be in non-physical format and all right and obligations of such new shares are identical to those of the common shares of the Company.

Article 12: Enforcement Rules

Each of the Holders will be notified by the Company respectively on the following matters: (i) the number of the Options; (ii) the manner to exercise the Options; (iii) payment method for exercising the Options, (iv) the conversion of the Options to common shares, and (v) the required processing time.

Article 13: Miscellaneous

1.	The Plan is passed by the approval of the majority of the directors and approved by the competent authority. Any amendment to the Plan before the issuance date should be also be subject to the approvals of the board of the Company and the competent authority.

2.	Any other matters not set forth in the Plan shall be dealt with in accordance with the applicable laws and regulations.